Exhibit 99.2

LYDALL, INC.

FORM OF INDUCEMENT RESTRICTED SHARE AWARD AGREEMENT

THIS RESTRICTED SHARE AWARD AGREEMENT (this “Agreement”) is made between Lydall, Inc., a Delaware corporation (“Lydall”), and the recipient (the “Recipient”) pursuant to the award letter (the “Award Letter”), dated November 20, 2019, from Lydall to the Recipient. All capitalized terms used but not defined in this Agreement shall have the meanings that have been ascribed to them on Schedule A attached hereto.

1.                 Grant of Restricted Shares. On the Date of Grant (as defined in the Award Letter), the Recipient has been granted the number of shares of restricted Common Stock as set forth in the Award Letter (the “Restricted Shares”). The Restricted Shares are subject to the terms and conditions set forth in the Award Letter and this Agreement. Unless otherwise provided in this Agreement or the Award Letter, all Restricted Shares covered by the award shall be subject to the restrictions and conditions set forth in Section 5 below until such restrictions and conditions lapse and such Restricted Shares vest as set forth in the Award Letter. The period during which the Restricted Shares are subject to the restrictions and conditions of Section 5, as set forth in the Award Letter, is hereinafter referred to as the “Restriction Period.” By accepting this Agreement, the Recipient understands that the Restricted Shares are subject to forfeiture unless the Recipient remains in employment by the Company until the end of the applicable Restriction Period.

The Restricted Shares evidenced by the Award Letter and governed by the terms of this Agreement were granted to the Recipient pursuant to the inducement grant exception under NYSE Listing Company Manual Rule 303A.08, and not pursuant to Lydall’s 2012 Stock Incentive Plan, as such plan may be amended from time to time, or under any other stock incentive plan of Lydall, as an inducement that is material to the Recipient’s employment with Lydall.

2.                 Acceptance of Award. The Recipient shall have no rights with respect to the Restricted Shares unless the Recipient accepts this Agreement no later than the close of business on the date that is sixty (60) days after the Date of Grant. Such acceptance shall be effected by accessing the website of Lydall’s administrative agent (the “Administrative Agent”), referenced in the Award Letter and completing the required on-line grant acknowledgment process.

3.                 Ownership of Restricted Shares; No Rights to Dividends on Restricted Shares That Do Not Vest. As soon as practicable after the acceptance of the award by the Recipient, Lydall will cause the Restricted Shares to be issued in book entry form in the name of the Recipient, whereupon they will be held for the benefit of the Recipient by the Administrative Agent until the Restricted Shares vest or are forfeited in accordance with the terms and conditions of this Agreement. Upon such issue, the Recipient shall be the holder of record of the Restricted Shares granted hereunder and will have, subject to the terms and conditions of this Agreement, voting rights of a stockholder with respect to such Shares. Lydall shall retain custody of all dividends, whether paid in cash, stock or property (the “Unvested Dividends”) made or declared with respect to the Restricted Shares, subject to the same restrictions, terms and conditions as are applicable to the Restricted Shares, until such time, if ever, as the Restricted Shares shall vest. No interest will be paid on Unvested Dividends.

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4.                 Delivery of Vested Shares. Following the end of the Restriction Period, the Recipient shall be entitled to receive the applicable number of vested Shares according to the Award Letter, together with any Unvested Dividends relating thereto, provided the Recipient has settled all applicable tax withholding obligations arising from the vesting of the award, as set forth in Section 6 below. All such vested Shares to which the Recipient is entitled, together with any Unvested Dividends, if any, relating thereto, shall be released or delivered, as applicable, to the Recipient as soon as reasonably practical after the end of the applicable Restriction Period and, in all events, no later than the 15th day of the third month following the end of the applicable Restriction Period. No interest will be paid on Unvested Dividends. Delivery of Shares will be made electronically via book entry to an account in the name of the Recipient maintained with Lydall’s transfer agent. In connection therewith, the Recipient agrees to execute any documents reasonably requested by Lydall or the Administrative Agent.

5.                 Forfeiture; Transfer Restrictions.

(a)   If the Recipient’s employment with the Company terminates for any reason whatsoever during the Restriction Period, then, effective upon the date of such termination, all of the non-vested Restricted Shares, as well as any Unvested Dividends relating thereto, shall be forfeited.

(b)   Neither the Restricted Shares, nor the Recipient’s interest in any of the Restricted Shares or Unvested Dividends, may be encumbered, sold, assigned, transferred, pledged or otherwise disposed of at any time prior to the end of the Restriction Period. In the event any such action is taken, all of the Restricted Shares evidenced by this Agreement, as well as any Unvested Dividends relating thereto, shall thereupon automatically be forfeited, effective as of the date of such event.

(c)   All forfeited Shares shall be delivered promptly to Lydall by the Administrative Agent, and Lydall shall direct the transfer agent and registrar of the Common Stock to make appropriate entries upon its or their records.

(d)   The Award Administrator (as defined in Section 10 below) shall make all determinations as to whether an event has occurred resulting in the forfeiture of Restricted Shares and any related Unvested Dividends, and all such determinations of the Award Administrator shall be final and conclusive.

(e)   If the Award Administrator determines in good faith that the Recipient has engaged in fraudulent conduct relating to the Company, then (i) all of the non-vested Restricted Shares, as well as any Unvested Dividends relating thereto, shall be forfeited and (ii) with respect to the year in which such fraudulent conduct occurred, if the Recipient realized any Economic Value from the Restricted Shares that was based on or resulted from such fraudulent conduct, the Recipient shall promptly reimburse to the Company such Economic Value.

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(f)    This award of Restricted Shares shall be subject to recoupment as required by the applicable provisions of any law (including without limitation Section 10D of the Exchange Act), government regulation or stock exchange listing requirement (and any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

6.                    Taxation.

(a)   The Recipient recognizes and agrees that there may be certain tax issues that affect the Recipient arising from the grant and/or vesting of the Restricted Shares and that the Recipient is solely responsible for payment of all federal, state and local taxes resulting therefrom. The Company expressly provides no tax advice to the Recipient and recommends that the Recipient seek personal tax advice. In general, the Recipient will have taxable income in any year during which Restricted Shares vest, in an amount equal to the number of Shares that vest multiplied by the fair market value of the Common Stock on the vesting date. This amount will be included in the Recipient’s taxable income reported on Form W-2 for that year.

(b)   Any applicable income and employment tax withholding obligations associated with the vesting of the Restricted Shares must be satisfied in accordance with sub-section (c) below, prior to the delivery of vested Shares to the Recipient.

(c)   Unless otherwise determined by the Award Administrator, the Recipient’s tax withholding liability will be satisfied through “net withholding” whereby the number of vested Shares actually delivered to the Recipient is reduced by a number of Shares with a Fair Market Value (determined, for purposes of this Section 6(c), as of the date the tax obligation arises) of the Common Stock on the vesting date equal, unless the Award Administrator determines otherwise, to the Company’s minimum statutory withholding tax liability (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. Lydall or a Lydall Affiliate may elect to satisfy the withholding obligations through additional withholding on salary or wages, and except in those jurisdictions where such election is prohibited by applicable law, by accepting this award of Restricted Shares, the Recipient acknowledges and agrees to the exercise by Lydall or any Lydall Affiliate of such election.

(d)   Section 83(b) of the Code permits the Recipient to recognize income in the year in which the Restricted Shares are granted, rather than in the subsequent year in which they vest. This election must be filed with the Internal Revenue Service within 30 days of the Date of Grant. The Recipient is encouraged to discuss this alternative with his or her own tax advisor. In the event that the Recipient desires to make an election under Section 83(b) of the Code, the Recipient first shall make appropriate arrangements with the Company for the payment of all applicable withholding taxes associated with such election.

7.                     No Employment Rights. Nothing in this Agreement shall be deemed to: (a) confer or be deemed to confer upon the Recipient any right to continue in the employ of the Company or in any way affect the right of the Company to dismiss or otherwise terminate the Recipient’s employment at any time for any reason with or without cause or (b) impose upon the Company any liability for any forfeiture of Restricted Shares which may result if the Recipient’s employment is terminated.

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8.                     Changes in Capitalization. Neither this Agreement nor the grant of the Restricted Shares shall affect in any way the right or power of Lydall or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in Lydall’s capital structure or its business, or any merger or consolidation of Lydall or any Lydall Affiliate, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of Lydall or any Lydall Affiliate, or any sale or transfer of all or any part of Lydall’s assets or business, or any other corporate act or proceedings, whether of a similar character or otherwise. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of Shares, reclassification of Shares, spin-off or other similar change in capitalization or event, or any dividend or distributions to holders of Common Stock other than an ordinary cash dividend, the number of Restricted Shares shall be equitably adjusted by Lydall in the manner determined by the Award Administrator.

9.                     Reorganization Event; Change in Control Event.

(a)  Upon the occurrence of a Reorganization Event other than a dissolution or complete liquidation of Lydall, the rights of the Company with respect to non-vested Restricted Shares shall inure to the benefit of Lydall (if Lydall is a surviving company) or the applicable successor and shall, unless the Award Administrator determines otherwise, apply to the cash, securities or other property which the Shares were converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Shares, provided however that the Award Administrator may provide for termination or deemed satisfaction of such rights under any agreement between the Recipient and Lydall or a Lydall Affiliate, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the dissolution or complete liquidation of Lydall, except to the extent specifically provided to the contrary in any agreement between the Recipient and Lydall or a Lydall Affiliate, all restrictions and conditions on the Restricted Shares then outstanding shall automatically be deemed terminated or satisfied. Notwithstanding the foregoing, the Award Administrator may provide that non-vested Restricted Shares will be forfeited immediately prior to the consummation of such Reorganization Event.

(b)  Following a Change in Control Event, the Restricted Shares (or the cash, securities or other property which they were converted into or exchanged for and which continue to be subject to vesting) shall immediately become free from all conditions or restrictions if, on or prior to the 18-month anniversary of the date of the consummation of the Change in Control Event, the Recipient’s employment with all entities that are part of the Company or the acquiring or succeeding corporation is terminated for Good Reason by the Recipient or is terminated without Cause by all entities that are part of the Company or the acquiring or succeeding corporation.

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10.                Award Administrator; Limitations on Liability. The Board will administer this Agreement. To the extent permitted by applicable law, the Board may delegate any or all of its powers hereunder to a Committee. The Board and, to the extent such authority has been delegated to it, the Committee, may construe and interpret the terms hereof and may correct any defect, supply any omission or reconcile any inconsistency in this Agreement. The term “Award Administrator” means, as applicable, the Board or a Committee. All actions and decisions by the Award Administrator with respect to this award will be made in its sole discretion and, by accepting this award, the Recipient acknowledges and agrees that all actions and decisions of the Award Administrator are final and binding. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under this Agreement made in good faith.

11.                Miscellaneous

(a)   Amendment; Modification; Waiver. No provision of this Agreement may be amended, modified or waived unless authorized by the Award Administrator, and no amendment or modification of this Agreement may be made without the Recipient’s consent unless the Award Administrator determines that the action, taking into account any related action, does not materially and adversely affect the Recipient’s rights under the Agreement or the change is permitted under Sections 8 and 9 hereof. The Award Administrator may at any time provide that the award shall become immediately free of some or all restrictions or conditions, or otherwise realizable in whole or in part.

(b)   Notices. Except as otherwise provided herein, every notice or other communication relating to this Agreement shall be in writing, and shall be mailed or delivered to the party for whom it is intended at such address as may from time to time be designated by such party in a notice mailed or delivered to the other party as herein provided; provided, that, unless and until some other address be so designated, all notices or communications to the Company shall be mailed to or delivered to Lydall’s General Counsel, with a copy to its Vice President of Human Resources, both at Lydall, Inc., One Colonial Road, P. O. Box 151, Manchester, Connecticut, 06045-0151, and all notices by the Company to the Recipient may be given to the Recipient personally or may be mailed to him or her at the last address designated for the Recipient on the employment records of the Company. For purposes of this section, the term “mailed” includes electronic delivery methods.

(c)   Appointment of Agent. By accepting the Restricted Shares evidenced by this Agreement, the Recipient hereby irrevocably nominates, constitutes and appoints each of Lydall’s Vice President of Human Resources and the Administrative Agent as his or her agent and attorney-in-fact to take any and all actions and to execute any and all documents, in the name and on behalf of the Recipient, for any purpose necessary or convenient for the administration of this Agreement. This power is intended as a power coupled with an interest and shall survive the Recipient’s death. In addition, it is intended as a durable power and shall survive the Recipient’s incapacity. Lydall has the right to change the appointed transfer agent or Administrative Agent from time to time.

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(d)   Governing Law; Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than the State of Delaware, and the Recipient agrees to the exclusive jurisdiction of Connecticut courts.

(e)   Compliance with Laws. The issuance or delivery of Shares and the removal of restrictions from Shares previously issued or delivered pursuant to this Agreement shall be subject to, and shall comply with, any applicable requirements of any federal and state securities laws, rules and regulations (including, without limitation, the provisions of the Securities Act and the Exchange Act, and any rules and regulations promulgated thereunder) and any other law or regulation applicable thereto.  Neither Lydall nor a Lydall Affiliate will be obligated to deliver any Shares pursuant to the Agreement or to remove restrictions from Shares previously issued or delivered under the Agreement until (i) all conditions of the award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Recipient has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(f)    Section 409A. The Restricted Shares are intended to be exempt from or comply with the requirements of Section 409A of the Code or any successor provision thereto, and the regulations thereunder (“Section 409A”). If and to the extent (i) any portion of any payment, compensation or other benefit provided to the Recipient pursuant to this Agreement in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A and (ii) the Recipient is a “specified employee” as defined in Section 409A(a)(2)(B)(i), in each case as determined by Lydall in accordance with its procedures, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A) (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Recipient during the period between the date of separation from service and the New Payment Date shall be paid to the Recipient in a lump sum (without interest) on such New Payment Date, and any remaining payments will be paid on their original schedule. By accepting this award, the Recipient agrees that he or she is bound by the foregoing determinations and procedures.

(g)   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity, legality or enforceability of the remainder of this Agreement, it being intended that all rights and obligations of the Company and the Recipient shall be enforceable to the fullest extent permitted by law.

12.                Statute of Limitations. The Recipient hereby agrees that there shall be a one-year statute of limitations for the filing of any claim relating to this Agreement or the terms or conditions of the Restricted Shares. If such a claim is filed more than one year subsequent to the earlier of the date on which the vesting of the Restricted Shares is scheduled to occur or termination of the Recipient’s employment, it shall be precluded by this provision, whether or not the claim has accrued at that time.

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IN WITNESS WHEREOF, the undersigned officer of Lydall has executed this Agreement.

LYDALL, INC.

By:	/s/ Dale G. Barnhart
Name: Dale G. Barnhart
Title: President and Chief Executive Officer

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Schedule A

Definitions

(a)	“Board” means the Board of Directors of Lydall, Inc.

(b)	“Cause” shall have the meaning set forth in that certain employment agreement between the Recipient and the Company dated as of October 11, 2019 (the “Employment Agreement”).

(c)	“Change in Control Event” shall mean the occurrence, after the Effective Date, of any of the following events:
(1)	a report on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) shall be filed with the Commission pursuant to the Exchange Act and that report discloses that any person or persons acting together which would constitute a group (within the meaning of Section 13(d) or Section 14(d)(2) of the Exchange Act), other than Lydall (or one of its subsidiaries) or any employee benefit plan sponsored by Lydall (or one of its subsidiaries), is the beneficial owner (as that term is defined in Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the outstanding voting stock of Lydall;
(2)	any person or persons acting together which would constitute a group (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act), other than Lydall (or one of its subsidiaries) or any employee benefit plan sponsored by Lydall (or one of its subsidiaries), shall purchase securities pursuant to a tender offer or exchange offer to acquire any voting stock of Lydall (or any securities convertible into voting stock of Lydall) and, immediately after consummation of that purchase, that person is the beneficial owner (as that term is defined in Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the outstanding voting stock of Lydall;
(3)	the consummation of: (i) a merger, consolidation or reorganization of Lydall with or into any other person if, as a result of such merger, consolidation or reorganization, 50% or less of the combined voting power of the then outstanding securities of such other person immediately after such merger, consolidation or reorganization is held in the aggregate by the holders of voting stock of Lydall immediately prior to such merger, consolidation or reorganization; (ii) any sale, lease, exchange or other transfer of all or substantially all of the assets of Lydall and its consolidated subsidiaries to any other person if, as a result of such sale, lease, exchange or other transfer, 50% or less of the combined voting power of the then outstanding securities of such other person immediately after such sale, lease, exchange or transfer is held in the aggregate by the holders of voting stock of Lydall immediately prior to such sale, lease, exchange or other transfer; or (iii) a transaction immediately after the consummation of which any person (within the meaning of Section 13(d) or Section 14(d)(2) of the Exchange Act) would be the beneficial owner (as that term is defined in Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting stock of Lydall;
(4)	the dissolution or complete liquidation of Lydall; or
(5)	during any period of twelve consecutive months, the individuals who at the beginning of that period constituted the Board shall cease for any reason to constitute a majority of the Board, unless the election, or the nomination for election by Lydall’s stockholders, of each director of Lydall first elected during such period was approved by a vote of at least a majority of the directors of Lydall then still in office who were directors of Lydall at the beginning of such period.

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(d)	“Code” means the Internal Revenue Code of 1986 and any regulations thereunder, each as amended from time to time.

(e)	“Commission” means the U.S. Securities and Exchange Commission.

(f)	“Committee” means (i) the Compensation Committee of the Board or (ii) any other committee or subcommittee of the Board to the extent that the Board’s powers or authority under this Agreement have been delegated to such committee or subcommittee by the Board or by the Compensation Committee of the Board.

(g)	“Common Stock” means shares of common stock, $0.10 par value per share, of Lydall.

(h)	“Company” means collectively Lydall and each Lydall Affiliate at the relevant applicable time.

(i)	“Economic Value” means the amount reportable by the Recipient as taxable compensation for federal income tax purposes with respect to the Restricted Shares.

(j)	“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(k)	“Fair Market Value” means the fair market value per share of Common Stock, determined as follows:
(1)	if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of determination; or
(2)	if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by an authorized OTCBB market data vendor as listed on the OTCBB website (otcbb.com) (or another similar system then in use as determined by the Award Administrator) on the date of determination; or
(3)	if the Common Stock is not publicly traded, the Award Administrator will determine the Fair Market Value for purposes of this Agreement using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Section 409A of the Code, except as the Award Administrator may expressly determine otherwise.

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For any date of determination that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day. The Award Administrator can substitute a particular time of day or other measure of “closing sale price” or “bid and asked prices” if appropriate because of exchange or market procedures or can use weighted averages either on a daily basis or such longer period as complies with Section 409A of the Code.

(l)	“Good Reason” shall have the meaning set forth in the Employment Agreement.

(m)	“Lydall Affiliate” means (i) any of Lydall’s present or future parent or subsidiary corporations (as defined in Sections 424(e) or (f) of the Code) during the time that such parent or subsidiary corporation satisfies such definition and (ii) any other business venture (including, without limitation, joint venture or limited liability company) in which Lydall has a direct or indirect controlling interest, as determined from time to time by the Award Administrator.

(n)	“Lydall Affiliates” means collectively each Lydall Affiliate at the relevant applicable time.

(o)	“NYSE” means the New York Stock Exchange.

(p)	“NYSE Listed Company Manual” means the NYSE Listed Company Manual, as amended from time to time, an any successor rule or regulation.

(q)	“Reorganization Event” means: (a) any merger or consolidation as a result of which the Common Stock is converted into or exchanged for the right to receive cash, securities or other property or are cancelled, (b) any transfer or disposition of all or substantially all of the outstanding Common Stock for cash, securities or other property pursuant to a share exchange or other transaction, (c) any dissolution or complete liquidation of Lydall, or (d) a Change in Control Event.

(r)	“Securities Act” means the Securities act of 1933, as amended from time to time.

(s)	“Share” means a share of Common Stock.

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